Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Unaudited (in thousands)

	For the nine months ended September 30,
	2017	2016
Earnings:
Pre-tax income from continuing operations	$1,602,063	$1,707,729
Add:
Distributions from unconsolidated entities	270,938	239,390
Amortization of capitalized interest	4,383	3,893
Fixed Charges	762,456	683,039
Less:
Income from unconsolidated entities	(282,201)	(323,043)
Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(305)	(318)
Interest capitalization	(20,460)	(25,516)
Earnings	$2,336,874	$2,285,174
Fixed Charges:
Portion of rents representative of the interest factor	8,970	9,475
Interest on indebtedness (including amortization of debt expense)	604,408	648,048
Interest capitalized	20,460	25,516
Loss on extinguishment of debt	128,618	—
Fixed Charges	$762,456	$683,039
Ratio of Earnings to Fixed Charges	3.06x	3.35x

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.  “Fixed charges” consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.